Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited on the Authorisation to Xiamen Airlines Company Limited on the Provision of Guarantees to its Subsidiaries”, the full text of the announcement is set out below for information purpose. The mentioned transaction is required to be disclosed under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, and does not constitute any notifiable transaction or connected transaction as defined under the Hong Kong Listing Rules.

By order of the Board China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

28 April 2022

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.

Stock short name: China South Air                Stock Code: 600029                Notice No.: Lin 2022-021

ANNOUNCEMENT OF CHINA SOUTHERN AIRLINES COMPANY LIMITED ON THE AUTHORISATION TO XIAMEN AIRLINES COMPANY LIMITED ON THE PROVISION OF GUARANTEES TO ITS SUBSIDIARIES

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important notice:

•

Information on the authorisation on provision of guarantees: it is proposed to authorise Xiamen Airlines Company Limited (hereinafter referred to as “Xiamen Airlines”) to provide guarantees to Hebei Airlines Company Limited (hereinafter referred to as “Hebei Airlines”), Xiamen Airlines No. 1 (Xiamen) Aircraft Lease Company Limited to Xiamen Airlines No. 18 (Xiamen) Aircraft Lease Company Limited (hereinafter referred to as “SPVs”) and Jiangxi Airlines Company Limited (hereinafter referred to as “Jiangxi Airlines”) with an aggregate balance up to RMB5,200 million, RMB2,600 million and RMB1,790 million or equivalent in foreign currency during the period from 1 July 2022 to 30 June 2023, respectively;

•

As at the date of the announcement, the balances of the guarantees provided by Xiamen Airlines to Hebei Airlines, SPVs and Jiangxi Airlines were approximately RMB2,730 million, RMB1,631 million and RMB827 million, respectively;

•

In accordance with the relevant requirements of the Articles of Association of China Southern Airlines Company Limited (hereinafter referred to as the “Company”), the authorisation on the provisions of guarantees is subject to approval at the general meeting of the Company.

I.	OVERVIEW OF THE GUARANTEES

On 28 April 2022, the sixth meeting of the ninth session of the Board of the Company was held at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou by way of on-site meeting combined with video conferencing. At the meeting, the Board considered and approved unanimously that during the period from 1 July 2022 to 30 June 2023, Xiamen Airlines:

to provide guarantees to Hebei Airlines with an aggregate balance up to RMB5,200 million or equivalent in foreign currency; to provide guarantees to SPVs with an aggregate balance up to RMB2,600 million or equivalent in foreign currency; to provide guarantees in proportion to its contribution to Jiangxi Airlines with an aggregate balance up to RMB1,790 million or equivalent in foreign currency on the premise that other shareholder of Jiangxi Airlines shall provide corresponding guarantee to Jiangxi Airlines in proportion to its contribution; to authorise the legal representative of Xiamen Airlines or his authorised person to sign the corresponding documents as to the guarantees.

The number of Directors supposed to be present at the Board meeting was 6, of which 6 attended in person. The Directors approved the above resolutions unanimously upon consideration. The manner and procedures for considering the relevant resolutions were in compliance with the provisions of the Company Law, the Securities Law and the Articles of Association of the Company. The above-mentioned guarantees shall be submitted to the upcoming general meeting of the Company for consideration.

II.	BASIC INFORMATION OF THE GUARANTEED PARTIES

(I)	Basic Information of the Guaranteed Parties

1.	Name of the guaranteed party: Hebei Airlines Company Limited

Place of registration: World Trade Plaza Hotel, No. 303 Zhongshan East Road, Chang’an District, Shijiazhuang, Hebei Province

Legal representative: Chen Hongbo

Registered capital: RMB2,600 million

Business scope: Domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transport services; international (to the neighboring countries) air passenger and cargo transport services; operation and management of dedicated roads for airport; advertising design, production, agency and publishing; leasing of aviation equipment, tools and devices, and sale of aviation equipment (except for the operation prohibited or restricted by the laws, regulations and the decisions of the State Council); and import and export goods and technologies (except for the prohibition and those need to approved in the country); insurance broker and agency services; food and beverages services; retail of prepackaged foods, daily necessities, artware and souvenir. (Projects that are subject to approval according to the laws may only be carried out after approval by the relevant department)

Material contingencies affecting solvency of the guaranteed party: None

As at the date of the announcement, the guaranteed party was rated AA- for the credit rating by Industrial and Commercial Bank of China.

Shareholding structure: Hebei Airlines is owned as to 100% by Xiamen Airlines

Financial information for the latest one year and one period of the guaranteed party:

Unit: RMB million

Item	As at 31 December 2021	As at 31 March 2022 (unaudited)
Total assets	4,074.80	4,185.09
Total liabilities	3,425.96	3,656.84
Total bank loans	0	0
Total current liabilities	1,779.53	1,935.90
Net assets	648.84	528.25
	January-December 2021	January-March 2022 (unaudited	)
Revenue	2,179.44	529.28
Net profit	-585.10	-120.59

2. Name of the guaranteed party: Xiamen Airlines No. 1 (Xiamen) Aircraft Lease Company Limited to Xiamen Airlines No. 18 (Xiamen) Aircraft Lease Company Limited

Place of registration: Unit 431-H, 4th Floor, Block C, Xiamen International Shipping Center, No.93 XiangYu Road, Xiamen Area (Bonded Area) of China (Fujian) Pilot Free Trade Zone

Legal representative: Wang Qing

Registered capital: ranging from RMB0.1 million to RMB0.2 million respectively, depending on the quantity and model of the operating aircraft of each SPV;

Business scope: Aircraft and aircraft equipment leasing business (SPVs only); other unspecified machinery and equipment leasing (excluding items requiring approval); purchase of leased property from domestic and overseas; dealing with residual value of leased property; other unspecified professional consultation services (excluding items requiring approval); import and export of various types of commodities and technologies (not attached to the import and export commodity catalogue), except for commodities and technologies that are restricted or prohibited by the State to operate or import or export by the Company; society economic consultation (excluding financial business consultation); other unspecified service industries (excluding items requiring approval).

Material contingencies affecting solvency of the guaranteed party: None

As at the date of the announcement, the guaranteed party has no bank’s credit rating.

Shareholding structure: SPVs are owned as to 100% by Xiamen Airlines.

Among them, Xiamen Airlines No. 1 (Xiamen) Aircraft Lease Company Limited to Xiamen Airlines No. 17 (Xiamen) Aircraft Lease Company Limited have been established and authorised by the shareholders of the Company at the general meeting of the Company, while Xiamen Airlines No. 18 (Xiamen) Aircraft Lease Company Limited is a new company to be established by Xiamen Airlines. SPVs have no financial information for the latest one year and one period.

3.	Name of the guaranteed party: Jiangxi Airlines Company Limited

Place of registration: Changbei International Airport, Xinjian District, Nanchang, Jiangxi Province

Legal representative: Kang Zhiyang

Registered capital: RMB2,000 million

Business scope: Domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transport services; international (to the neighboring countries) air passenger and cargo transport services; maintenance of aircraft/airframes, power units, aircraft components other than the entire engine/propeller, aircraft/engine non-destructive testing, aviation material supply chain management, self-operation and as agent for import and export of various commodities and technologies (except for the import and export of commodities and technologies to be carried out by companies being prohibited or restricted by the state); food sales; online trade agency; other retail businesses not listed (excluding those subject to permit and approval); all types of domestic advertising design, production, publishing and agency (projects that are subject to approval according to the laws may only be carried out after approval by the relevant department)

Material contingencies affecting solvency of the guaranteed party: None

As at the date of the announcement, the guaranteed party was rated BBB+ for the credit rating by Bank of China.

Shareholding structure: Jiangxi Airlines is owned as to 60% by Xiamen Airlines and 40% by Jiangxi Aviation Industry Group Co., Ltd., respectively.

Financial information for the latest one year and one period of the guaranteed party:

Unit: RMB million

Item	As at 31 December 2021	As at 31 March 2022 (unaudited)
Total assets	3,437.24	3,411.88
Total liabilities	2,075.70	2,139.81
Total bank loans	0	0
Total current liabilities	901.76	912.95
Net assets	1,361.54	1,272.07
	January-December 2021	January-March 2022 (unaudited	)
Revenue	998.31	161.48
Net profit	-141.45	-89.47

(II)	Relationship between the Guaranteed Parties and the Company

Xiamen Airlines, a controlled subsidiary of the Company, is owned as to 55% by the Company, 34% by Xiamen Jianfa Group Co., Ltd. and 11% by Fujian Investment and Development Group Company Limited. Hebei Airlines and SPVs are wholly-owned subsidiaries of Xiamen Airlines. Jiangxi Airlines is a controlled subsidiary of Xiamen Airlines, which owns 60% shareholdings of Jiangxi Airlines.

III.	MAIN CONTENTS OF AUTHORISATION ON THE PROVISION OF GUARANTEES

(I)	Provision of Guarantees by Xiamen Airlines to Hebei Airlines

1.	Guarantee Method: joint liability guarantee.

2.	Guarantee Amounts: an aggregate balance up to RMB5,200 million or equivalent in foreign currency during the period from 1 July 2022 to 30 June 2023.

3.

Coverage: the principal amount, interest, liquidated damages, damage awards and costs for realization of creditor’s right involved in the financing contract and aircraft leasing contract of Hebei Airlines.

4.	Period of Guarantee: agreed based on the period of principal debt.

(II)	Provision of Guarantees by Xiamen Airlines to SPVs

1.	Guarantee Method: joint liability guarantee.

2.	Guarantee Amounts: an aggregate balance up to RMB2,600 million or equivalent in foreign currency during the period from 1 July 2022 to 30 June 2023.

3.

Coverage: Xiamen Airlines provides guarantees in respect of debts owned by SPVs to an overseas lessor (payables such as rent, taxes, return compensation, etc.) and liabilities under the lease agreement. If SPVs fail to settle debts in whole or part, Xiamen Airlines shall fulfill the obligations under the guarantees as agreed, and undertake contractual obligations in respect of the rent and other payables to the overseas lessor. Within the maximum guarantee amounts, Xiamen Airlines may determine and adjust the respective guarantee amounts to each SPV according to the actual number of operating aircrafts and the lease term.

4.

Coverage: The period of guarantee is ended until all the obligations of SPVs under the lease agreement has been fully performed. If a lease extension occurs, the period of guarantee shall be extended accordingly.

(III)	Provision of Guarantees by Xiamen Airlines to Jiangxi Airlines

1.	Guarantee Method: joint liability guarantee.

2.

Guarantee Amounts: provision of guarantees by Xiamen Airlines, in proportion to its contribution, for Jiangxi Airlines with an aggregate balance up to RMB1,790 million or equivalent in foreign currency during the period from 1 July 2022 to 30 June 2023 on the premise that other shareholder of Jiangxi Airlines shall provide corresponding guarantee in proportion to its contribution.

3.

Coverage: the principal amount, interest, liquidated damages, damage awards and costs for realization of creditor’s right involved in the financing contract and aircraft leasing contract of Jiangxi Airlines.

4.	Period of Guarantee: agreed based on the period of principal debt.

As at the date of the announcement, Xiamen Airlines shall not exceed the scope of authorisation to enter into any relevant guarantee agreement with any third-party entity. The foregoing approved guarantee limit shall be only the guarantee limit available to be provided by Xiamen Airlines as authorised. As to the specific guarantee amount within the foregoing guarantee limit, the guarantee contract entered into with relevant financial institutions shall prevail. The Company will perform its information disclosure obligations according to the actual signing of guarantee contract.

IV.	OPINIONS OF THE BOARD

The important decisions and daily operations of Hebei Airlines, SPVs and Jiangxi Airlines (as the subsidiaries of Xiamen Airlines) are under the absolute control of Xiamen Airlines, and hence the significant risks are foreseeable and under effective management. Xiamen Airlines has developed strict fund raising standards for strictly monitoring the fund raising of Hebei Airlines, SPVs and Jiangxi Airlines. The Board is of the opinion that Hebei Airlines, SPVs and Jiangxi Airlines have adequate solvency under centralized operation and management by Xiamen Airlines. Xiamen Airlines provides guarantees to Hebei Airlines, SPVs and Jiangxi Airlines by taking full considerations of their actual needs for production, operation and development. This would help to expand their financing channels, reduce their financing costs and meet the overall needs for the development of the Company and Xiamen Airlines.

Independent Directors of the Company express their independent opinions on the aforesaid provision of guarantees as follows: 1. Xiamen Airlines was approved to provide guarantees for Hebei Airlines, SPVs and Jiangxi Airlines with an aggregate balance up to RMB5,200 million, RMB2,600 million and RMB1,790 million or equivalent in foreign currency, respectively; the above guarantees were provided with full considerations of the actual needs for production, operation and development of above companies. This would help to expand their financing channels, reduce their financing costs and meet the overall needs for the development of the Company and Xiamen Airlines, and is in the interests of the Company and all shareholders; 2. Hebei Airlines and SPVs are wholly-owned subsidiaries of Xiamen Airlines, while Jiangxi Airlines is a controlled subsidiary of Xiamen Airlines and the guarantee to Jiangxi Airlines is based on the premise that other shareholder of Jiangxi Airlines shall provide corresponding guarantee in proportion to its contribution. Xiamen Airlines can effectively control and prevent the guarantee risks, and no damage would be caused to the interests of the Company and all shareholders; 3. the decision-making procedures of the Board in respect of the above-mentioned guarantees are in compliance with the requirements of the listing rules of the listing place and the Articles of Association of the Company, and are legitimate and effective.

V. STATUS OF THE ACCUMULATED EXTERNAL GUARANTEES

As at the date of the announcement, the Company and Xiamen Airlines provided loan guarantees to self-sponsored trainee pilots with respect to their training fees. The outstanding loan guaranteed was approximately RMB172.0469 million, representing approximately 0.25% of the Company’s audited net assets for the latest period and the amount in respect of the joint-liability guarantees is approximately RMB22.8117 million. The balance of guarantees provided by the Company and controlled subsidiaries for 43 special purpose vehicles in operation was US$5,379 million, with no overdue guarantees up to date. The balance of guarantees provided by Xiamen Airlines for its controlled subsidiaries (save for SPVs) was RMB3,557 million. The total guarantee amount provided by the Company and controlled subsidiaries for their controlled subsidiaries was approximately RMB39,014 million, representing approximately 57.70% of the Company’s audited net assets for the latest period (all of the above figures in relation to the guarantees are unaudited).

The Board of Directors of

China Southern Airlines Company Limited

28 April 2022